FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



(MARK ONE)

(X)  ANNUAL  REPORT  PURSUANT  TO SECTION  13  OR  15(d)  OF  THE
     SECURITIES EXCHANGE ACT OF 1934

     For the Calendar year ended December 31, 2002

(  ) TRANSITION  REPORT PURSUANT TO SECTION 13 OR  15(d)  OF  THE
     SECURITIES  EXCHANGE ACT OF 1934

      For the transition period from              to
                                     ------------    ------------
        Commission File Number             1-5807
                                 ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Ennis Business Forms, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Ennis Business Forms, Inc.
               1510 North Hampton Road, Suite 300
                        DeSoto, TX  75115

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Financial Statements and Supplemental Schedule
                      (Modified Cash Basis)

             Years ended December 31, 2002 and 2001

             ENNIS BUSINESS  FORMS, INC. 401(k) PLAN

                        Table of Contents



                                                          Page

Report of Independent Auditors - Travis, Wolff &
  Company, L.L.P.                                           1

Report of Independent Auditors - Ernst & Young LLP          2

Statements of  Net Assets Available for Benefits
   (Modified Cash Basis) at December 31, 2002 and 2001      3

Statement of Changes in Net Assets Available for
   Benefits (Modified Cash Basis) for the year ended
   December 31, 2002                                        4

Notes to Financial Statements (Modified Cash Basis)        5-8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of
  Year) (Modified Cash Basis)                               9

                  Independent Auditors' Report



To the Participants and Administrator
Ennis Business Forms, Inc. 401(k) Plan


We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2002, and the changes in net assets available for benefits (modified cash basis) for the year then ended in conformity with the modified cash basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

                             /s/ Travis, Wolff & Company, L.L.P.

Dallas, Texas
June 17, 2003

                 Report of Independent Auditors



To the Participants and Administrator
Ennis Business Forms, Inc. 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2001, in conformity with the modified cash basis of accounting described in Note 2.

                              /s/ Ernst & Young LLP

Dallas, Texas
April 30, 2002

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Statements of Net Assets Available for Benefits
                      (Modified Cash Basis)

                   December 31, 2002 and 2001


                                           2002          2001
                                           ----          ----
Assets:
Investments, at fair value
    Investments held by Trustee       $ 13,080,750  $ 14,062,430
    Participant Loans                      620,122       586,337
                                        ---------     ----------

Net assets available for benefits     $ 13,700,872  $ 14,648,767
                                        ==========    ==========




























See accompanying notes.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

    Statement of Changes in Net Assets Available for Benefits
                      (Modified Cash Basis)

                  Year ended December 31, 2002



Additions to net assets attributed to:
  Employee contributions                           $ 1,663,991
  Rollover contributions                               117,101
  In-kind contributions                                 36,557
  Employer matching contributions                       58,400
  Employer profit sharing contributions                450,000
  Investment income (loss):
    Interest and dividends                             200,168
    Net depreciation in fair value of investments   (2,796,426)
                                                    ----------

Net additions                                         (270,210)
                                                    ----------

Deductions from net assets attributed to:
  Administrative expenses                               84,766
  Benefits paid and withdrawals                        592,919
                                                    ----------

Total deductions                                       677,685
                                                    ----------

Net decrease                                          (947,895)
Net assets available for benefits at beginning
  of year                                           14,648,767
                                                    ----------

Net assets available for benefits at end of year  $ 13,700,872
                                                    ==========








See accompanying notes.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                   December 31, 2002 and 2001

1. Description of the Plan

   The following description of the Ennis Business Forms, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

       The Plan was formed February 1, 1994 and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

   (b) Eligibility

       Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

   (c) Contributions

       Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for 50% employer matching contribution or discretionary employer contributions not to exceed $1,000 for certain employees not enrolled in the Pension Plan for Employees of Ennis Business Forms, Inc. Eligibility for employer contributions depends on the participant's employment location.

       During the year, the Company made a profit sharing contribution of $450,000 on behalf of the former employees of Northstar Computer Forms, Inc in accordance with their original Plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

   (d) Participant Accounts

       Each participant's account is credited with the participant's contribution, any employer contribution, and allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's interest in his or her account.

   (e) Vesting

       Participants are immediately vested in their contributions
       plus   actual  earnings  thereon  and  qualified  employer
       matching contributions. Profit sharing contributions vest over a period of five years.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                      (Modified Cash Basis)

                   December 31, 2002 and 2001

1. Description of the Plan - Continued

   (f) Loans

       Under provisions of the Plan, participants may borrow up to 50% of their total account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant's Plan account with all payments of principal and interest credited to the participant's account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and requires a $75 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan's trustee plus 2%, as determined by the Plan's trustee.

2. Summary of Significant Accounting Policies

   (a) Basis of Accounting

       The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

   (b) Use of Estimates

       The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   (c) Investments

       Investments in registered investment companies are valued at published market prices, which represent the net asset value of the shares held by the Plan at year-end. Units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the trust sponsor. Common stock is valued at the quoted market price on the last business day of the year. Money market funds are valued at cost, which approximates market value. Participant loans are valued at cost, which approximates fair value.

   (d) Benefits paid to Participants

       Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                      (Modified Cash Basis)

                   December 31, 2002 and 2001

3. Investments

   Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the plan allow participant contributions in 5% increments to be vested in any of the available funds.

   The Plan's  investments, at fair value, at December  31,  2002 and 2001 were comprised of the following:

                                                2002          2001
                                                ----          ----
  Wells Fargo Treasury Plus Money Market  $  2,706,147 * $  2,282,340 *
  Pimco Total Fund                             634,816        307,879
  Janus Balanced Fund                        1,051,303 *    1,023,648 *
  Wells Fargo LifePath 2010 Fund               116,003        120,962
  Wells Fargo LifePath 2020 Fund               468,357        541,653
  Wells Fargo LifePath 2030 Fund             1,515,361 *    1,938,833 *
  Wells Fargo LifePath 2040 Fund               140,261        136,685
  Aim Basic Value Fund                         113,451         87,084
  Wells Fargo Index Fund                       633,455        836,474 *
  Goldman Sachs Capital Growth               1,629,072 *    2,078,016 *
  Wells Fargo Large Company Growth Fund        431,423        457,738
  Janus Twenty Fund                            158,059        191,395
  INVESCO Dynamics Fund                      2,203,075 *    3,082,949 *
  INVESCO Small Capital Growth Fund            371,700        455,130
  Janus Worldwide Fund                         294,955        338,793
  Ennis Business Forms, Inc. Common Stock      613,312        182,851
  Participant loans                            620,122        586,337
                                            ----------     ----------

               Total investments          $ 13,700,872   $ 14,648,767
                                            ==========     ==========

  * Represents 5% or more of the net assets available for benefits

  During  2002,  the  Plan's investments  (including  investments
  bought,   sold   and   held   during  the   year)   appreciated
  (depreciated) in value as follows:

  Registered investment companies       $ (2,823,996)
  Common stock                                27,570
                                           ---------
                                        $ (2,796,426)
                                           =========

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                      (Modified Cash Basis)

                   December 31, 2002 and 2001

4. Plan Termination

   Although the Company has not expressed any intent to do so, it has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Tax Status of Plan

   The Plan has obtained its latest determination letter dated September 27, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's management believe that the Plan is currently being operated within the applicable IRS rules and regulations.

                     ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                 EIN: 75-0256410
                                   Plan#: 011

                                December 31, 2002

                                (c) Description of investments
      (b) Identity of issuer,       including maturity date, rate
          borrower, lessor or       of interest, collateral,  par,  (d)    (e) Current
          similar party                or maturity value            Cost         value
      -----------------------     -------------------------------   ----   -----------
                                Wells Fargo Treasury Plus
(a)  Wells Fargo Fund*            Money Market                      **    $   2,706,147
     Pimco Funds                Pimco Total Fund                    **          634,816
     Janus Funds                Janus Balanced Fund                 **        1,051,303
     Wells Fargo Fund*          Wells Fargo LifePath 2010 Fund      **          116,003
     Wells Fargo Fund*          Wells Fargo LifePath 2020 Fund      **          468,357
     Wells Fargo Fund*          Wells Fargo LifePath 2030 Fund      **        1,515,361
     Wells Fargo Fund*          Wells Fargo LifePath 2040 Fund      **          140,261
     Aim Family of Funds        Aim Basic Value Fund                **          113,451
     Wells Fargo Fund*          Wells Fargo Index Fund              **          633,455
     Goldman Sachs Asset
       Management               Goldman Sachs Capital Growth Fund   **        1,629,072
                                Wells Fargo Large Company
     Wells Fargo Fund*            Growth Fund                       **          431,423
     Janus Funds                Janus Twenty Fund                   **          158,059
     INVESCO Family of Funds*   Invesco Dynamics Fund               **        2,203,075
     INVESCO Family of Funds*   Invesco Small Capital Growth Fund   **          371,700
     Janus Funds                Janus Worldwide Fund                **          294,955
     Ennis Business Forms,      Ennis Business Forms, Inc. Common
       Inc.*                      Stock                             **          613,312
     Participants*              Loans with interest rates ranging
                                  from 6.00% to 11.5%                -          620,122
                                                                             ----------

                                     Total investments                    $  13,700,872
                                                                             ==========

   * Indicates party-in-interest to the Plan.

   ** Investments are participant-directed, thus cost information is not applicable.

                           SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                         ENNIS BUSINESS  FORMS, INC. 401(k) PLAN



Date:  June 30, 2003     /S/ Harve Cathey
                         ---------------------------------------
                         Harve Cathey,
                         Vice President - Finance and CFO,
                         Secretary and Treasurer,
                         Principal Financial and
                         Accounting Officer
                         Ennis Business Forms, Inc.